Filed by Bleichroeder Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Bleichroeder Acquisition Corp. III

Aviation Week

Ursa Major To Go Public Via SPAC

Robert Wall August 25, 2026

Ursa Major Technologies is joining the rush to the public markets, though opting for the route of using a special purpose acquisition company (SPAC) rather than an initial public offering.

The company said it plans to combine with the Inflection Point Asset Management-backed Bleichroeder Acquisition Corp. III SPAC. The deal values Ursa Major at $2.3 billion at post-transaction equity, the company said Aug. 25.

The company aims to begin trading on the Nasdaq exchange in the first quarter of next year. It would trade under the stock symbol IPXX, reflecting a planned renaming as Inflection Point Mach X Bleichroeder.

The company had been flirting with the public markets for some time but determined the time was right now and that the deal with Inflection Point was attractive, in part because of the funding pipeline and the speed with which it would provide cash, Nick Doucette, Ursa Major vice president of strategic operations, said in an interview.

Ursa Major, founded in 2015, said the transaction comes with $350 million in private investment in public equity commitments that represent cash commitments and that it may also be able to access a further $345 million out of the transaction. The company said it plans to deploy the funds to scale up efforts such as its solid rocket motor activities and a hypersonic missile called Havoc.

The company said it plans to boost Havoc output to more than 500 missiles per year by 2030, with a pilot assembly line producing 20 missiles annually to be underway next year. The scalable weapon that uses its own Draper liquid-fueled rocket engine can deliver a range of 300 nm (345 mi.) to more than 1,000 nm, the company said, with the ability to shut down the engine and restart it in flight. Ursa Major said it has completed two successful flight tests with the U.S. Air Force, demonstrating the performance of the engine.

“Havoc is designed to outmaneuver, evade and overwhelm adversaries by using its ability to deep throttle, pulse, vector change and operate both inside and outside the atmosphere,” Ursa Major CEO Chris Spagnoletti said on an investor call.

Ursa Major plans one more Havoc test this year and several in 2027 to have the weapon largely ready for production late next year, Doucette said. That includes validating other features, such as the seeker, to validate the fully integrated weapon. The company plans to scale production in parallel.

The money from the SPAC deal could also support some deal activity, Doucette said, suggesting one area of interest would be to bring some Havoc components in house.

“This is not capital for a concept—it is capital to scale proven technology and production against some of the most urgent and well-funded priorities in U.S. national security,” Inflection Point Chairman Michael Blitzer said.

Ursa Major said it had $45 million in sales last year and estimates it will more than double the figure to $101 million in 2026, while roughly doubling again to $200 million in the coming year.

The company also expects to scale up investments, though. Capital expenditure, which was $17 million last year, should reach $37 million in 2026 and is expected to grow to $85 million in 2027.

Ursa Major also has space activities with chemical propulsion technology.

Near-term sales are likely to be dominated by the company’s solid rocket motor activities, though over time Havoc is likely to become a larger part of the business.

The company is providing some of its solid rocket motors to weapons such as the BAE Systems APKWS, and Spagnoletti said Ursa Major sees a near-term pipeline worth $2.8 billion.

Timing of the transaction in part reflects the U.S. government’s support for new entrants, Spagnoletti said, but also that the company is now ready to scale.

Additional Information

In connection with the proposed business combination among Bleichroeder Acquisition Corp. III (which will be renamed “Inflection Point Mach X Bleichroeder Corp.” and which shall transfer by way of continuation out of the Cayman Islands and domesticate as a Delaware corporation prior to the closing of the Business Combination (as defined below)), a Cayman Islands exempted company (“Mach X”), Inflection Point Mach X Bleichroeder Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Mach X, and Ursa Major Technologies, Inc., a Delaware corporation (“Ursa Major”) (the “Business Combination”), Mach X intends to file a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of Mach X in connection with its solicitation of proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of Mach X and equityholders of Ursa Major in connection with the completion of the Business Combination. The Business Combination will be submitted to shareholders of Mach X for their consideration. After the Registration Statement is declared effective, Mach X will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Mach X will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of Mach X as of a record date to be established for voting on the Business Combination. Shareholders of Mach X will also be able to obtain copies of the proxy statement/prospectus without charge, once available, by directing a request to: Bleichroeder Acquisition Corp. III, 1345 Avenue of the Americas, Floor 47, New York, NY 10105.

Participants in the Solicitation

Mach X and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Mach X’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Mach X is contained in the final prospectus for Mach X’s initial public offering, filed with the SEC on July 7, 2026, which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Ursa Major, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Mach X’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

Forward-Looking Statements

This communication contains certain statements that are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the estimated or anticipated future results and benefits of Mach X following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination and the timing thereof, future opportunities for Mach X and Ursa Major, projected financial and operating results, the size of the missiles and munitions market; projected missile production; the competitive and regulatory landscape for Ursa Major’s products and services, and other statements that are not historical facts.

These statements are based on the current expectations of the management of Mach X and/or Ursa Major and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Mach X and Ursa Major. These statements are subject to a number of risks and uncertainties regarding Ursa Major’s business and the Business Combination, and actual results may differ materially.

These risks and uncertainties include, but are not limited to: general economic, political and business conditions; changes in applicable laws or regulations; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the risk that the Business Combination may not be completed by Mach X’s initial business combination deadline; the number of redemption requests made by shareholders of Mach X in connection with the Business Combination, which may reduce the public float of, reduce the liquidity of the trading market of, and/or affect the ability to maintain the quotation, listing or trading of the securities of Mach X to be listed in connection with the Business Combination; the outcome of any legal proceedings that may be instituted against Mach X, Ursa Major, the combined company or others following the announcement of the Business Combination; the risk that the approval of the shareholders of Mach X for the Business Combination is not obtained; the inability to complete the Business Combination due to the failure to obtain financing to complete the Business Combination or to satisfy the minimum cash or other conditions to closing; the failure to obtain the approval of Mach X’s shareholders of the issuance of the shares of common stock of Mach X, the Series A Preferred Stock and the Series A Investor Warrants issuable in connection with the Business Combination, as required by Nasdaq Listing Rule 5635; the failure to obtain the requisite approval of the stockholders of Ursa Major, whether by written consent or at a meeting of stockholders; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the possibility that Ursa Major or the combined company may be adversely affected by other economic, business and/or competitive factors; unsatisfactory performance of Ursa Major’s hypersonic systems, solid rocket motors and in-space mobility solutions, or security incidents at Ursa Major’s facilities; failure of the market for missiles and munitions to achieve the growth potential Ursa Major expects; any delayed flight tests, test failures, and significant increases in the costs related to manufacturing and testing of hypersonic systems and solid rocket motors; the handling, production and disposition of potentially explosive and ignitable energetic materials and other dangerous chemicals in Ursa Major’s operations; failure of Ursa Major’s products to operate in the expected manner or defects in its products or solutions; counterparty risks on contracts entered into with Ursa Major’s customers and failure of Ursa Major’s prime contractors to maintain their relationships with their counterparties and fulfill their contractual obligations; failure to successfully defend against protests from other bidders for government contracts; changes in the funding levels of various governmental entities with which Ursa Major does business; the risk that the Business Combination disrupts current plans and operations of Ursa Major as a result of the announcement and consummation of the Business Combination; the risks related to the rollout of the business of Ursa Major and the timing of expected business milestones; the effects of competition on Ursa Major’s business; the ability of Mach X to execute its growth strategy, manage growth profitably, maintain relationships with customers and suppliers and retain its key employees; the ability of Mach X to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; costs related to the Business Combination and as a result of becoming a public company; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive.

You should also carefully consider the risks and uncertainties described in the “Risk Factors” section of the final prospectus for Mach X’s initial public offering, in the Registration Statement when available and in the other documents filed or to be filed by Mach X with the SEC. There may be additional risks that Mach X and Ursa Major presently do not know or that Mach X and Ursa Major currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Mach X’s and Ursa Major’s expectations, plans or forecasts of future events and views as of the date of this communication. Mach X and Ursa Major anticipate that subsequent events and developments will cause their assessments to change. However, while Mach X and Ursa Major may elect to update these forward-looking statements in the future, Mach X and Ursa Major specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Mach X’s or Ursa Major’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.

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